Masterminded, Inc.



ANNUAL REPORT

1602 Lockness Pl

Torrance, CA 90501-5119

0

https://focusv.com/

This Annual Report is dated July 7, 2025.

BUSINESS

At Focus V, we're on a mission to revolutionize the way cannabis is consumed by developing what we believe to be the world's smartest cannabis devices. Our design team includes experts in mechanical, electrical, and software engineering – together we are focused on designing smart vaporizer hardware to revolutionize the way cannabis hash and flower is consumed. We are a tech company at heart, working at the intersection of hardware, software and cannabis to bring our customers amazing products.

In addition to building an ecosystem of smart products, we are leveraging our software stack to improve the consumption experience with data-driven products. Our Apple and Android apps give our users the ability to customize their device and while also unlocking a treasure trove of data, allowing us to further improve the user experience, get ahead of market trends, and gain a competitive advantage.

Our devices have spawned a community around our brand that wants to share the benefits our products provide with others. Our extremely passionate fan base is highly engaged with our developing product line which includes CARTA, SABER and AERIS

INTELLICORE

The heart of our devices is our Intelli-Core atomizer. This compact, durable, full bowl heating element is what powers both CARTA and AERIS devices. Think of it like the razor blade of our product line, long-lasting with proper care but will eventually need to be replaced in time.

CARTA

CARTA SPORT is our next gen portable smart rig that provides unmatched performance at a price you can't beat. The device features our INTELLICORE technology, delivers impressive battery life and features CARTA CONNECT our removable airpath system

AERIS

AERIS is a handheld device that puts the power of INTELLICORE into a product that fits in your pocket. The first truly portable device that gives the power of a real dab, while remaining sturdy, sleek, and fitting comfortably in the palm of your hand.

SABER

SABER is an electronic dab tool, priced for incredible value and boasts features such as an LED spotlight, 3 power settings, ergonomic grip, removable ceramic tips, and much more. You will often find this handy tool in use outside the e-rig space; for use with quartz or in joint rolling.

Corporate History

The Company was originally incorporated on October 3, 2011, as Concrete Rose Consulting LLC, a California Limited Liability Corporation. On April 2, 2015, the Company converted to Masterminded, Inc. Masterminded, Inc. was acquired in 2018 by SHO Products, LLC, the largest principal security holder of the company.

Previous Offerings

The Company has not had any recent offering of securities in the last three years.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2024 was $9,922,841, representing a slight decline from 2023 revenue of $10,296,804. The modest year-over-year decrease was largely due to the transition period as we phased out legacy inventory and prepared for the launch of our next-generation devices. Despite the dip, our focus remained on strengthening our in-house product line, which continues to be the cornerstone of our business. As in previous years, we allocated the majority of our marketing, research, and development efforts toward this core segment, positioning us for long-term growth and improved product margins in future periods.

Cost of sales

Cost of sales in 2024 was $4,639,598, a decrease of approximately $523,311 from costs of $5,162,909 in fiscal year 2023. The decrease in cost of sales reflects improved operational efficiency and better sourcing strategies as we continued to refine our in-house production processes. As a result, gross margin remained strong, supporting our strategy of focusing on higher-margin, in-house products.

Gross margins

Gross profit for 2024 was $5,283,243, a slight increase from $5,133,895 in 2023. Gross margins as a percentage of revenue remained strong at approximately 53.3%, up from 50% in 2023. This continued improvement was driven by a further shift toward higher-margin direct-to-consumer sales and a continued reduction in lower-margin third-party product offerings. Our strategic focus on optimizing in-house product lines and improving operational efficiencies contributed to this margin expansion.

Expenses

Our operating expenses for 2024 were $3,677,167, a decrease of approximately $685,198 compared to $4,362,365 in 2023 (note these do not include one time legal costs associated with our patent dispute which is now resolved). The reduction was primarily due to leaner operations, and tighter control over discretionary spending, while still maintaining key investments in product development and infrastructure. The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services, and research and development expenses.

Historical results and cash flows:

The Company is currently in the growth stage, generating revenue and investing in the expansion of our product line. We believe that historical cash flows will not be indicative of the revenue and cash flows expected for the future because we are working to increase our revenue and gross margins, and our overhead will change as part of the growth process. Past cash was primarily generated through product sales. Our goal is to increase revenue by introducing additional products under the Focus V brand, this will increase our direct-to-retail business as well as our brick-and-mortar business lines while maintaining or growing our gross margin.

Liquidity and Capital Resources

At December 31, 2024, the Company had cash of $33,716.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Reality, LLC

Amount Owed: $543,570.90

Interest Rate: 5.0%

Maturity Date: October 01, 2039

Creditor: Alice Jurist

Amount Owed: $120,458.02

Interest Rate: 5.0%

Maturity Date: May 15, 2029

Creditor: Alice Jurist

Amount Owed: $33,415.91

Interest Rate: 5.0%

Maturity Date: May 15, 2029

Creditor: Small Business Administration

Amount Owed: $500,000.00

Interest Rate: 3.75%

Maturity Date: April 22, 2050

Creditor: Samuel Jurist

Amount Owed: $23,500.00

Interest Rate: 5.0%

Creditor: Samuel Jurist

Amount Owed: $15,161.56

Interest Rate: 5.0%

Creditor: Scott Rothbaum

Amount Owed: $327,500.00

Interest Rate: 0.0%

Creditor: KAJA Solutions

Amount Owed: $26,000.00

Interest Rate: 0.0%

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Samuel Jurist

Samuel Jurist's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: CEO, Director, and Principal Accounting Officer
Dates of Service: January, 2019 - Present

Responsibilities: Samuel oversees all operations of the company. Samuel currently receives a salary for this role, and dedicates the majority of his time to the business. Mr. Jurists' other companies have teams that help run their day-to-day.

Other business experience in the past three years:

Employer: Labs
Title: CEO
Dates of Service: January, 2019 - Present
Responsibilities: Samuel manages the day-to-day operations of a plant-touching entity called Labs.

Other business experience in the past three years:

Employer: Hashery, LLC
Title: CEO
Dates of Service: January, 2023 - Present
Responsibilities: Samuel manages Hashery, which is a dispensary in NJ.

Other business experience in the past three years:

Employer: SHO Products, LLC
Title: Board Member
Dates of Service: June, 2015 - Present
Responsibilities: Serving the Board of Directors

Name: John Quion

John Quion's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Director of Product Development

Dates of Service: January, 2020 - Present

Responsibilities: Overseeing our product development efforts

Name: Robert Macente

Robert Macente's current primary role is with the Issuer.
Positions and offices currently held with the issuer:

Position: VP of Operations

Dates of Service: January, 2021 - Present
Responsibilities: Overseeing the day to day operations of fulfillment, ordering and customer service

Other business experience in the past three years:

Employer: SHO Products, LLC
Title: Director of Operations

Dates of Service: September, 2017 - December, 2020
Responsibilities: Managing the day to day operations

Name: Antoinette Ferrante

Antoinette Ferrante's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Controller
Dates of Service: February, 2024 - Present

Responsibilities: Managing the finance department and providing actionable financial data to management

Other business experience in the past three years:

Employer: Flaghouse
Title: Assistant Controller
Dates of Service: September, 2006 - December, 2023
Responsibilities: Managing the books and records of the company

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2024, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Stock

Stockholder Name: SHO Products, LLC (Managed by Samuel Jurist, Ann Tenenbaum and David Reale,, 40% owned by Samuel Jurist)

Amount and nature of Beneficial ownership: 16,133,333

Percent of class: 100.0

RELATED PARTY TRANSACTIONS

Name of Entity: SHO Products, LLC
Names of 20% owners: Samuel Jurist
Relationship to Company: Director

Nature / amount of interest in the transaction: In 2024 and 2023, the company engaged in business transactions with its parent company, SHO Products, LLC, and affiliated companies. The entire amount is reported under 'Due from Related Parties' within current assets and pertains to accounts receivable

Name of Entity: Samuel Jurist
Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: This was a loan provided to the company in the amount of $23,500 and $15,161.56 carrying a 5% interest rate.

Material Terms: This was a loan provided to the company in the amount of $23,500 and $15,161.56 carrying a 5% interest rate.

OUR SECURITIES

The company has authorized Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 823,333 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 17,500,000 with a total of 16,133,333 outstanding.

Voting Rights

Unlimited voting rights. The holders of Class A Common Stock shares will be entitled to one vote for each Class A Share held.

Material Rights

There are no material rights associated with Class A Common Stock.

Class B Common Stock

The amount of security authorized is 2,500,000 and 239,313 are issued to StartEngine Primary LLC as of 12/31/2024.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

There are no material rights associated with Class B Common Stock.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Please review below to update and/or identify any risks that are specific to your company's present business and financial condition. Risk factors that date back to your company's launch on the platform may be outdated and may need to be modified. Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. Some early-stage companies may lack professional guidance Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Developing new products and technologies entails significant risks and uncertainties Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. Delays or cost overruns in the development and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Supply Chain and Logistics Risks The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products or services that are not available when customers need them can lead to lost sales or damage to the brand's reputation. Quality and Safety of our Product and Service The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use. Minority Holder; Securities with No Voting Rights The Class B Common shares that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Intense Market Competition The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. Uncertain Regulatory Landscape Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company owns or has rights to certain trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results. The Company operates in a Cannabis adjacent industry which is still in the early stages of state and federal regulations. Company is in a cannabis-adjacent industry which presents a diverse set of risk factors. Company may be influenced by changing legislation and regulation around cannabis. While the cannabis-industry is evolving, cannabis is a federally illegally drug. Changes in existing laws, regulations, and policies can materially and adversely affect Company. These changes could include more stringent regulations or outright prohibition. The Company operates in a product industry adjacent to Cannabis which is a state-regulated drug. The Company develops products that are used for the consumption of cannabis. The United States federal government regulates drugs in large part through the Controlled Substances Act (21 U.S.C. § 801 et. seq.). State laws regulating cannabis and/or marijuana are in conflict with the Controlled Substances Act, which makes marijuana use and possession federally illegal. Although certain states and territories of the United States authorize medical or adult-use marijuana production and distribution by licensed or registered entities, under United States federal law, the possession, use, cultivation, and transfer of marijuana and any related drug paraphernalia is illegal. Although our activities are compliant with the applicable state and local laws in those states where are licensed to do business, strict compliance with state and local laws with respect to cannabis may neither absolve us of liability under United States federal law nor provide a defense to any federal criminal action that may be brought against us. Our products have not been evaluated by the Food and Drug Administration. Products sold by Focus V are not smoking cessation products and have not been evaluated by the Food and Drug Administration, nor are they intended to treat, prevent or cure any disease or condition. The Company's Directors & Officers also work for the parent company and majority shareholder of Masterminded dba Focus V. The Company's Directors & Officers also work for the parent company and majority shareholder of Masterminded dba Focus V. This means that they share their time between the two entities. Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment. Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on July 7, 2025.

Masterminded, Inc.

By   /s/ *Samuel Jurist*

      Name: <u>Masterminded Inc</u>

      Title: CEO

Exhibit A

FINANCIAL STATEMENTS

Masterminded, Inc.

Balance Sheet Summary

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	132,365.65
Accounts Receivable	113,334.48
Other Current Assets	787,116.70
Total Current Assets	**$1,032,816.83**
Fixed Assets	643,239.16
Other Assets	12,328,730.96
TOTAL ASSETS	**$14,004,786.95**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	2,098,621.80
Credit Cards	44,870.89
Other Current Liabilities	446,114.03
Total Current Liabilities	**$2,589,606.72**
Long-Term Liabilities	6,240,989.79
Total Liabilities	**$8,830,596.51**
Equity	5,174,190.44
TOTAL LIABILITIES AND EQUITY	**$14,004,786.95**

Masterminded, Inc.
Statement of Cash Flows
January - December 2023

	Total
OPERATING ACTIVITIES	
Net Income	410,617.97
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	1,135,890.47
Net cash provided by operating activities	**1,546,508.44**
INVESTING ACTIVITIES	(4,513,556.82)
FINANCING ACTIVITIES	3,023,051.07
Net cash increase for period	**56,002.69**
Cash at beginning of period	76,362.96
Cash at end of period	**132,365.65**

Masterminded, Inc.
Profit and Loss
January - December 2023

	Total
Income	
Total Income	10,296,803.66
Total Cost of Goods Sold	5,162,908.79
Gross Profit	**5,133,894.87**
Expenses	
6000 Expenses	
Total 6100 Operations	783,853.83
Total 6200 Finance	514,112.58
Total 6300 Management	397,046.87
Total 6400 Marketing	558,070.84
Total 6500 DTC Support	249,728.64
Total 6600 Product Development	202,444.23
Total 6700 Fulfillment	745,474.59
Total 6800 Sales	911,633.59
Total Expenses	**4,362,365.17**
Net Operating Income	**771,529.70**
Other Income	**2,272,173.09**
Other Expenses	
9050 Amortization	49,328.52
9075 Depreciation	4,568.01
Total 9600 Other Miscellaneous Expense	1,549,141.44
9700 Non-Operating Legal Expense	1,030,046.85
Total Other Expenses	**2,633,084.82**
Net Income	**410,617.97**

Masterminded, Inc.

Balance Sheet Summary

As of December 31, 2024

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	33,716.14
Accounts Receivable	181,258.86
Other Current Assets	620,612.23
Total Current Assets	**$835,587.23**
Fixed Assets	588,401.20
Other Assets	12,902,350.41
TOTAL ASSETS	**$14,326,338.84**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	2,702,555.28
Credit Cards	36,341.73
Other Current Liabilities	526,782.98
Total Current Liabilities	**$3,265,679.99**
Long-Term Liabilities	4,880,462.08
Total Liabilities	**$8,146,142.07**
Equity	6,180,196.77
TOTAL LIABILITIES AND EQUITY	**$14,326,338.84**

Masterminded, Inc.
Statement of Cash Flows
January - December 2024

	Total
OPERATING ACTIVITIES	
Net Income	(375,021.16)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	774,653.36
Net cash provided by operating activities	**399,632.20**
INVESTING ACTIVITIES	(518,781.49)
FINANCING ACTIVITIES	20,499.78
Net cash increase for period	**(98,649.51)**
Cash at beginning of period	132,365.65
Cash at end of period	**33,716.14**

Masterminded, Inc.
Profit and Loss
January - December 2024

	Total
Income	
Total 4000 Sales	9,907,847.64
Shipping and Delivery Income	14,993.77
Total Income	**9,922,841.41**
Total Cost of Goods Sold	**4,639,598.10**
Gross Profit	**5,283,243.31**
Expenses	
6000 Expenses	
Total 6100 Operations	766,389.71
Total 6200 Finance	278,258.84
Total 6300 Management	339,483.02
Total 6400 Marketing	648,555.01
Total 6500 DTC Support	156,569.51
Total 6600 Product Development	210,391.19
Total 6700 Fulfillment	610,081.32
Total 6800 Sales	664,879.14
Total Selling Expenses	2,558.80
Total Expenses	**3,677,166.54**
Net Operating Income	**1,606,076.77**
Total Other Income	**64,416.90**
Other Expenses	
9050 Amortization	49,328.52
9075 Depreciation	5,509.44
Total 9600 Other Miscellaneous Expense	158,607.26
9700 Non-Operating Legal Expense	1,832,069.61
Total Other Expenses	**2,045,514.83**
Net Other Income	**(1,981,097.93)**
Net Income	**(375,021.16)**

I, Samuel Jurist, the CEO of Masterminded Inc, hereby certify that the financial statements of Masterminded Inc and notes thereto for the periods ending 1/1/2024 and 12/31/2024 in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns. For the year 2024, the amounts reported on our tax returns were total income of $9,922,841; taxable income of -$356,500 and total tax of $120,069.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 6/24/2025.

_____ (Signature)

CEO (Title)

6/24/2025 (Date)

Account	Opening Balance (2023-12-31)	Closing Balance (2024-12-31)	Change in Equity
3100 Common Stock	$ 1,000	$ 1,000	$ -
3200 Common Stock-Start Engine		$ 239,306	
3902 Masterminded Inc Retained Earnings	$ (215,992)	$ (215,992)	$ -
3920 Additional Paid In Capital	$ 37,378	$ 1,186,583	$ 1,149,205
Members Equity	$ 4,944,950	$ 5,355,568	$ 410,618
Opening Balance Equity	$ (3,763)	$ (11,247)	$ (7,483)
Net Income	$ 410,618	$ (375,021)	$ (785,639)
Total Equity	$ 5,174,190	$ 6,180,197	$ 1,006,006.33

NOTE 1 – NATURE OF OPERATIONS

Masterminded Inc was formed on April 2ⁿᵈ, 2015 ("Inception") in the State of California. The financial statements of Masterminded Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Torrance, California.

Masterminded Inc develops the Focus V brand, designing and bringing to market innovative hardware and technology products for cannabis consumption. The company specializes in creating advanced portable vaporizers and accessories, combining high-quality engineering with user-focused software integration. Masterminded Inc is committed to pushing the boundaries of cannabis hardware technology while maintaining a lean approach to product development and brand growth, with products sold direct-to-consumer and through retail partners and distributors around the world.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023 and 2024. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from product sales when orders are shipped.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for the last three years. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

As of December 31, 2024 the company has the following loan obligations:

Creditor: Reality, LLC
Amount Owed: $543,570.90
Interest Rate: 5.0%
Maturity Date: October 01, 2039

Creditor: Alice Jurist
Amount Owed: $120,458.02
Interest Rate: 5.0%
Maturity Date: May 15, 2029

Creditor: Alice Jurist
Amount Owed: $33,415.91
Interest Rate: 5.0%
Maturity Date: May 15, 2029

Creditor: Small Business Administration
Amount Owed: $500,000.00
Interest Rate: 3.75%
Maturity Date: April 22, 2050

Creditor: Samuel Jurist
Amount Owed: $23,500.00
Interest Rate: 5.0%

Creditor: Samuel Jurist
Amount Owed: $15,161.56
Interest Rate: 5.0%

Creditor: Scott Rothbaum
Amount Owed: $327,500.00
Interest Rate: 0.0%

Creditor: KAJA Solutions
Amount Owed: $26,000.00
Interest Rate: 0.0%

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
The company has authorized Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 823,333 of Class B Common Stock.

Class A Common Stock
The amount of security authorized is 17,500,000 with a total of 16,133,333 outstanding.

Voting Rights
Unlimited voting rights. The holders of Class A Common Stock shares will be entitled to one vote for each Class A Share held.

Material Rights
There are no material rights associated with Class A Common Stock.

Class B Common Stock
The amount of security authorized is 2,500,000 and 239,313 are issued to StartEngine Primary LLC as of 12/31/2024.

Voting Rights
There are no voting rights associated with Class B Common Stock.

Material Rights
There are no material rights associated with Class B Common Stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

Name of Entity: SHO Products, LLC
Names of 20% owners: Samuel Jurist
Relationship to Company: Director

Nature / amount of interest in the transaction: In 2024 and 2023, the company engaged in business transactions with its parent company, SHO Products, LLC, and affiliated companies. The entire amount is reported under 'Due from Related Parties' within current assets and pertains to accounts receivable

Name of Entity: Samuel Jurist
Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: This was a loan provided to the company in the amount of $23,500 and $15,161.56 carrying a 5% interest rate.

Material Terms: This was a loan provided to the company in the amount of $23,500 and $15,161.56 carrying a 5% interest rate.

CERTIFICATION

I, Samuel Jurist , Principal Executive Officer of Masterminded, Inc., hereby certify that the financial statements of Masterminded, Inc. included in this Report are true and complete in all material respects.

Samuel Jurist

CEO